EXHIBIT 14(A)

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Trustees and Shareholders of:
WPG Core Bond Fund
WPG Large Cap Growth Fund
WPG Tudor Fund



We consent to the incorporation by reference, in this Registration Statement on Form N-14, of our report dated February 14, 2005 on the statements of assets and liabilities, including the schedules of investments, of the WPG Core Bond Fund, WPG Large Cap Growth Fund and WPG Tudor Fund (the "Funds") as of December 31,
2004, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and financial highlights for each of the years in the five-year period then ended.

We also consent to the references to our firm under the headings "Financial Statements" and "Experts" in the Registration Statement on Form N-14.




/s/KPMG LLP

New York, New York
March 10, 2005